April 11, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4041

Attention: Stacie Gorman

Re:	Gladstone Land Corporation

Registration Statement on Form S-3

File No. 333-270901

Ladies and Gentlemen:

On behalf of Gladstone Land Corporation (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the Registrant’s Registration Statement on Form S-3 (File No. 333-270901), so that it will be declared effective on Thursday, April 13, 2023 at 8:00 a.m. Eastern Time, or as soon thereafter as is practicable.

Please contact our legal counsel, Sehrish Siddiqui, of Bass, Berry & Sims PLC at (901) 543-5979, if you have any questions concerning this request.

Very truly yours,

Gladstone Land Corporation

By:	/s/ Lewis Parrish
Lewis Parrish
Chief Financial Officer